UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-32375

[ X  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [ ] Form 10-Q

                For Period Ended: December 31, 2007

[  ] Transition  Report on Form 10-K   [  ]  Transition  Report on Form 20-F   [  ] Transition  Report on Form 11-K
[  ] Transition Report on Form 10-Q    [  ] Transition Report on Form N-SAR

                For Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                Entire Form 10-KSB

Part I - Registrant Information

Full Name of Registrant     American Unity Investments, Inc.

Former Name if Applicable          N/A

Address of Principal Executive Office:

Room 308, 100 Yan Yue Lane, South Dong Si Street, Dong Cheng District. , Beijing, China  100011

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)    The subject annual report, semi-annual report, transition report on Form 10-K,  Form 2-F,  11-F,  or From N-SAR,  or portion  thereof will be filed on or before the  fifteenth  calendar day following  the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the  prescribed due date; and

           (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion  thereof could not be filed within the prescribed  time period.

         The Company has not yet finished the financial statements.

Part IV - Other Information

(1)      Name and telephone number of person to contact in regard to this notification.

     Jehu Hand                                                Counsel                        (949) 489-2400
           (Name)                                                  (Title)                                (Telephone Number)

(2) Have all other periodic  reports required under section 13 or 15(d) of the Securities  Exchange Act of 1934 or section 30 of the Investment  Company Act of 1940 during the 12 months or for such shorter  period that the registrant was required to file such  report(s) been filed?  If the answer is no,  identify report(s).

[X] Yes  [  ]  No

(3) Is it  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

[   ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

               American Unity Investments, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 31, 2008                                         By: ___/s/ Christian Lillieroos_________
                                                                               Name: Christian Lillieroos

                                                                              Title: Acting Chief Executive Officer